SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 4 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A1	Page 2 of 4

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,921,670
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
4,921,670
	10	SHARED DISPOSITIVE POWER
241,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,163,131*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 297,109 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (v) $2,376,771.34 of Junior Secured Convertible Promissory Notes convertible into 416,970 shares of common stock at a conversion price of $5.70 (v) $2,037,626.48 of Junior Secured Convertible Promissory Notes convertible into 679,202 shares of common stock at a conversion price of $3.00 and (vi) $1,127,353.60 of Junior Secured Convertible Notes convertible into 375,782 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A1 are based upon 17,010,778 outstanding shares of common stock as described in Item 5 of the statement on Schedule 13D filed on behalf of Neil S. Subin, dated and filed January 23, 2018.

SCHEDULE 13D/A1

Item 1.	Security and Issuer

This constitutes Amendment No. 1 to the statement on Schedule 13D filed on behalf of Neil S. Subin, dated and filed January 23, 2018 (as amended, the “ Statement ”), relating to the common stock, $0.0001 par value per share (the “ Common Stock ” or “ Shares ”), of Determine, Inc. (the “ Company ” or the “ Issuer ”). The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

This filing is being made to report that the Reporting Person believes that the current price of the Company’s Common Stock does not reflect the Company’s true value. The Reporting Person has discussed his concerns with the Board of Directors of the Company and others and intends to engage in further discussions. In particular, the Reporting Person believes that the Company should pursue strategic alternatives to enhance stockholder value.

The Reporting Person is continuing to evaluate which investment approach with respect to the Company the Reporting Person believes will maximize stockholder value. The Reporting Person reserves his right to take any actions necessary and appropriate under the law to preserve stockholder value.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Subin may take any other action with respect to the Issuer or any of the Company’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018

By:	/s/Neil S. Subin
Neil S. Subin